SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. 2)

TROVAGENE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 per share

(Title of Class of Securities)

897238 10 1

(CUSIP Number)

Gabriele M. Cerrone

Panetta Partners Ltd.

Via Sant’ Andrea 18

Milan Italy 20121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 897238 10 1		Page 2 of 6

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Gabriele M. Cerrone

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 385,378 (1)

	6	Shared Voting Power 1,467,060 (2)

	7	Sole Dispositive Power 385,378 (1)

	8	Shared Dispositive Power 1,467,060 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,852,438 (1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 6.1% (3)

12	Type of Reporting Person* IN

(1)   Includes (i) 298,928 shares of common stock issuable upon exercise of stock options and (ii) 6,250 shares of common stock issuable upon exercise of warrants

(2)   Includes 287,416 shares of common stock issuable upon exercise of warrants held by Panetta Partners Ltd. (“Panetta”).  Gabriele Cerrone is a member of the board of directors of Panetta Partners Ltd. and in such capacity holds voting and dispositive power over securities of the Issuer held by such entity.

(3)   Based upon an aggregate of 29,622,810 shares of the Issuer’s issued and outstanding common stock as of July 31, 2015.

CUSIP No. 897238 10 1		Page 3 of 6

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Panetta Partners Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization BVI

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,467,060 (1)

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,467,060 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,060 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 4.9% (2)

12	Type of Reporting Person* OO

(1) Includes 287,416 shares of common stock issuable upon exercise of warrants held by Panetta.  Gabriele Cerrone is a member of the board of directors of Panetta Partners Ltd. and in such capacity holds voting and dispositive power over securities of the Issuer held by such entity.

(2)  Based upon an aggregate of 29,622,810 shares of the Issuer’s issued and outstanding common stock as of July 31, 2015.

Item 1(a).		Name of Issuer: Trovagene, Inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: 11055 Flintkote Avenue, San Diego, CA 92121.

Item 2(a).		Name of Person Filing. Gabriele M. Cerrone and Panetta Partners Ltd.
(b).		Address of Principal Business Office or, if none, Residence. Gabriele M. Cerrone Panetta Partners Ltd. Via Sant’ Andrea 18 Milan Italy 20121
(c).		Citizenship. Gabriele M. Cerrone Italy Panetta Partners, Ltd. BVI
Item 2(d).		Title of Class of Securities. Common Stock, $.0001 par value
Item 2(e).		CUSIP Number. 897238 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
The percentages used herein are calculated based upon an aggregate of 29,622,810 shares of the Issuer’s issued and outstanding common stock as of July 31, 2015.
1.	Gabriele M. Cerrone
(a) Amount beneficially owned: 1,852,438
(b) Percent of class: 6.1%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 385,378
(ii) Shared power to vote or to direct the vote: 1,467,060
(iii) Sole power to dispose or to direct the disposition of: 385,378
(iv) Shared power to dispose or to direct the disposition of: 1,467,060
2.	Panetta Partners Ltd.
(a) Amount beneficially owned: 1,467,060
(b) Percent of class: 4.9%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote: 1,467,060
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 1,467,060

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2015

Gabriele M. Cerrone

/s/ Gabriele M. Cerrone

PANETTA PARTNERS LTD.

By:	/s/ Gabriele M. Cerrone
Gabriele M. Cerrone
Director